UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SRS LABS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

78464M106

(CUSIP Number)

Jon E. Kirchner

Chairman and Chief Executive Officer

DTS, Inc.

5220 Las Virgenes Road

Calabasas, California 91302

(818) 436-1000

Copy to:

Michael Kagnoff, Esq.

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California 92121

(858) 677-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the  Notes).

CUSIP No. 78464M106

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). DTS, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,031,606

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,031,606*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.0%**

14	Type of Reporting Person (See Instructions) CO

* Beneficial ownership of the Issuer Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the voting agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** The calculation of the foregoing percentage is based on 14,323,715 shares of the Issuer Common Stock outstanding as of April 12, 2012, as set forth in the merger agreement described in Item 4 hereof, and includes 146,250 shares issuable to Thomas C.K. Yuen upon the exercise of stock options outstanding as of April 24, 2012 and exercisable as of (or within 60 days of) such date.

Item 1. Security and Issuer

This statement relates to the shares of common stock, par value $0.001 per share (“Issuer Common Stock”) of SRS Labs, Inc., a Delaware corporation (“SRS”). The principal executive office of SRS is located at 2909 Daimler Street, Santa Ana, California 92705.

Item 2. Identity and Background

This statement is being filed by DTS, Inc., a Delaware corporation (“DTS “). The principal executive office of DTS is located at 5220 Las Virgenes Road, Calabasas, California 91302.  The principal business of DTS is the provision of high-definition audio technologies that are incorporated into an array of consumer electronics devices by licensee customers of DTS.

Certain information concerning the executive officers and directors of DTS is set forth in Schedule A hereto and is incorporated herein by reference.

During the last five years, neither DTS nor, to the knowledge of DTS any of the executive officers and directors listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The information set forth on Schedule A hereto is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4, Thomas C.K. Yuen, Misako Yuen, the Thomas and Misako Yuen Family Foundation and the Thomas Yuen Family Trust (each a “Stockholder” and together the “Stockholders”), who together are the record and/or beneficial owners of 3,031,606 shares of the Issuer Common Stock (the “Subject Shares”), have entered into a voting agreement with DTS dated April 16, 2012, and as amended April 26, 2012, (the “Voting Agreement”) as described in Item 4. The Subject Shares, to which this Statement relates, have not been purchased by DTS, and thus no funds were used for such purpose.

The Stockholders entered into the Voting Agreement to induce DTS to enter into the Merger Agreement described in Item 4.

Item 4. Purpose of Transaction

On April 16, 2012, DTS, DTS Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of DTS (“Merger Sub”), DTS LLC, a single member Delaware limited liability company and a wholly owned subsidiary of DTS (“Merger LLC”), and SRS entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into SRS, with SRS surviving as a wholly owned subsidiary of the Company, and immediately thereafter, SRS will merge with and into Merger LLC, with Merger LLC surviving as a wholly owned subsidiary of the Company (together, the “Merger”).

At the effective time of the Merger, each outstanding share of Issuer Common Stock will be converted into the right to receive (i) $9.50 in cash (the “Cash Consideration”), (ii) 0.31127 shares of DTS’ common stock (the “Stock Consideration”) or (iii) a combination of both cash and shares of common stock in certain circumstances. SRS stockholders may elect to receive their payment in cash or stock, subject to the requirement that the Cash Consideration and the Stock Consideration will each equal 50% of the aggregate consideration paid for the Issuer Common Stock, with shares of DTS’ common stock valued at $30.52 per share for purposes of this calculation. No fractional shares of DTS’ common stock will be issued in the Merger, with holders receiving cash (without interest) in lieu of fractional shares. At the effective time of the Merger, each outstanding stock option to acquire Issuer Common Stock will fully vest and become exercisable, and to the extent not exercised prior to the effective time, will be canceled in exchange for the right to receive a cash payment equal to the product of (i) the excess, if any, of the Cash Consideration over the exercise price of each such option and (ii) the number of shares of Issuer Common Stock underlying such option. Outstanding SRS restricted stock units will fully vest and be canceled in exchange for a cash payment equal to the product of (i) the Cash Consideration and (ii) the number of shares of Issuer Common Stock subject to such canceled restricted stock units.

The Merger Agreement provides that, immediately following the effective time of the Merger, and subject to the fiduciary duties of the board of directors of DTS, DTS will elect Mr. Thomas C.K. Yuen, SRS’ Chairman, Chief Executive Officer and President, as a member of the board of directors of DTS.

Consummation of the Merger is subject to certain conditions, including (i) the adoption of the Merger Agreement by SRS’ stockholders, (ii) the absence of any applicable law or order prohibiting the closing, (iii) the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and receipt of certain other regulatory approvals, (iv) the effectiveness of a registration statement on Form S-4 relating to DTS’ common stock to be issued in the Merger and (v) certain other customary closing conditions.

The Merger Agreement includes customary representations, warranties and covenants of DTS, Merger Sub, Merger LLC and SRS. Among other things, SRS has agreed (i) subject to limited exceptions, to cause a stockholder meeting to be held to consider adoption of the Merger Agreement and approval of the Merger, (ii) subject to certain exceptions, that its board of directors will recommend adoption of the Merger Agreement by SRS’ stockholders and approval of the Merger by SRS stockholders, (iii) not to solicit proposals relating to alternative business combination transactions and (iv) subject to limited exceptions, not to enter into discussions concerning or provide information to third parties in connection with alternative business combination transactions. Consummation of the Merger is not subject to a financing condition.

The respective boards of directors of DTS and SRS have approved the Merger Agreement, and the board of directors of SRS has agreed to recommend that SRS stockholders adopt the Merger Agreement and approve the Merger. SRS has agreed not to directly or indirectly solicit competing acquisition proposals and, subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative business combinations. However, the board of directors of SRS may, subject to certain conditions, change its recommendation with respect to the Merger if, in connection with receipt of a Superior Proposal (as defined in the Merger Agreement), it determines in good faith that failure to effect such a change in recommendation would be inconsistent with its fiduciary duties or if, in connection with an event occurring after the date of the agreement that was not reasonably foreseeable at the time of the agreement, it determines in good faith that the exercise of its fiduciary duties would so require.

The Merger Agreement contains certain termination rights for both DTS and SRS, including the right of each party to terminate the Merger Agreement if the Merger has not been consummated by December 31, 2012, subject to each party’s right to extend the Merger Agreement for an additional 180 days if all closing conditions other than receipt of antitrust approvals have been satisfied by December 31, 2012.

If the Merger Agreement is terminated under certain circumstances, including a determination by the board of directors of SRS to enter into a definitive agreement with respect to a Superior Proposal, SRS is required to pay DTS a termination fee of $7,495,000.

On April 16, 2012, as an inducement for DTS and Merger Sub to enter into the Merger Agreement, the Stockholders, who have the power to vote, or direct the vote, of approximately 21.0% of the outstanding shares of Issuer Common Stock, entered into the Voting Agreement with DTS. The Voting Agreement provides that, subject to certain exceptions, the Stockholders will vote (or cause to be voted) all of the Subject Shares (i) in favor of, among other things, the adoption of the Merger Agreement and (ii) against, among other things, any alternative business combination transaction involving SRS.

The Voting Agreement will terminate upon the earlier of (i) consummation of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

Other than as described above, neither DTS, nor to the best of DTS’ knowledge, any of the individuals named in Schedule A hereto has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although DTS reserves the right to develop such plans).

Upon consummation of the Merger, the Issuer Common Stock will no longer be listed on NASDAQ and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing summaries of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements. A copy of the Merger Agreement and copies of the Voting Agreement and the amendment thereto are filed as Exhibits 1, 2 and 3 hereto, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Immediately prior to the execution of the Voting Agreement, DTS did not own any shares of the Issuer Common Stock. However, as a result of the execution of the Voting Agreement on April 16, 2012, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, DTS may be deemed to have shared voting power with respect to (and therefore beneficially own) the Subject Shares, representing approximately 21.0% of the Issuer Common Stock outstanding as of April 12, 2012 (based on the number of shares of Issuer Common Stock outstanding as set forth in the Merger Agreement). Accordingly, the percentage of the outstanding Issuer Common Stock beneficially owned by DTS is approximately 21.0%.

Except as set forth above, neither DTS nor, to the best of DTS’ knowledge, any of the individuals named in Schedule A hereto, owns any shares of Issuer Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that DTS is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5, neither DTS, nor to the best of DTS’ knowledge, any of the individuals named in Schedule A hereto, has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

DTS does not have the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Schedule 13D, to the best of DTS’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among DTS and the individuals named in Schedule A and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1. Agreement and Plan of Merger and Reorganization, dated as of April 16, 2012, by and among DTS, Inc., DTS Merger Sub, Inc., DTS LLC, and SRS Labs, Inc. (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by DTS, Inc. on April 17, 2012 (File No. 000-50335)).

2. Voting Agreement, dated as of April 16, 2012, by and among DTS, Inc., Mr. Thomas C. K. Yuen, Misako Yuen, The Thomas and Misako Yuen Family Foundation, and Thomas Yuen Family Trust (incorporated by reference from Exhibit 2.2 to the Current Report on Form 8-K filed by DTS, Inc. on April 17, 2012 (File No. 000-50335)).

3. Amendment No.1 to Voting Agreement, dated April 26, 2012, by and among DTS, Inc., Mr. Thomas C. K. Yuen, Misako Yuen, The Thomas and Misako Yuen Family Foundation, and Thomas Yuen Family Trust.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DTS, INC.

By:	/s/ Jon E. Kirchner
Jon E. Kirchner
Chairman and Chief Executive Officer

Date: April 26, 2012

SCHEDULE A

Name	Present Business Address	Present Principal Occupation	Citizenship
Directors

Jon E. Kirchner	DTS, Inc.	Chairman and Chief Executive Officer of DTS, Inc.	United States
5220 Las Virgenes Road
Calabasas, California 91302

Joerg D. Agin	DTS, Inc.	President of Agin Consulting	United States
5220 Las Virgenes Road
Calabasas, California 91302

Craig S. Andrews	DTS, Inc.	Senior Counsel at DLA Piper LLP (US)	United States
5220 Las Virgenes Road
Calabasas, California 91302

L. Gregory Ballard	DTS, Inc.	Senior Vice President, Digital Games for Warner Bros. Interactive Entertainment	United States
5220 Las Virgenes Road
Calabasas, California 91302

Bradford D. Duea	DTS, Inc.	Senior Vice President, Value Added Services for T-Mobile USA	United States
5220 Las Virgenes Road
Calabasas, California 91302

V. Sue Molina	DTS, Inc.	Former Tax Partner at Deloitte & Touche LLP, an international accounting firm	United States
5220 Las Virgenes Road
Calabasas, California 91302

Ronald N. Stone	DTS, Inc.	President of Stone Consulting, Inc.	United States
5220 Las Virgenes Road
Calabasas, California 91302

Executive Officers

Jon E. Kirchner	DTS, Inc.	Chairman and Chief Executive Officer	United States
5220 Las Virgenes Road
Calabasas, California 91302

Melvin L. Flanigan	DTS, Inc.	Executive Vice President, Finance and Chief Financial Officer	United States
5220 Las Virgenes Road
Calabasas, California 91302

Brian D. Towne	DTS, Inc.	Executive Vice President and Chief Operating Officer	United States
5220 Las Virgenes Road
Calabasas, California 91302

Frederick L. Kitson	DTS, Inc.	Executive Vice President and Chief Technology Officer	United States
5220 Las Virgenes Road
Calabasas, California 91302

Blake A. Welcher	DTS, Inc.	Executive Vice President, Legal General Counsel Corporate Secretary	United States
5220 Las Virgenes Road
Calabasas, California 91302

Kris M. Graves	DTS, Inc.	Senior Vice President, Human Resources	United States
5220 Las Virgenes Road
Calabasas, California 91302

Patrick J. Watson	DTS, Inc.	Executive Vice President, Corporate Strategy & Development	United States
5220 Las Virgenes Road
Calabasas, California 91302

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

1.

Agreement and Plan of Merger and Reorganization, dated as of April 16, 2012, by and among DTS, Inc., DTS Merger Sub, Inc., DTS LLC, and SRS Labs, Inc. (incorporated by reference from Exhibit 2.1 to the Current Report on Form 8-K filed by DTS, Inc. on April 17, 2012 (File No. 000-50335)).

2.

Voting Agreement, dated as of April 16, 2012, by and among DTS, Inc., Mr. Thomas C. K. Yuen, Misako Yuen, The Thomas and Misako Yuen Family Foundation, and Thomas Yuen Family Trust (incorporated by reference from Exhibit 2.2 to the Current Report on Form 8-K filed by DTS, Inc. on April 17, 2012 (File No. 000-50335)).

3.	Amendment No.1 to Voting Agreement, dated April 26, 2012, by and among DTS, Inc., Mr. Thomas C. K. Yuen, Misako Yuen, The Thomas and Misako Yuen Family Foundation, and Thomas Yuen Family Trust.